Exhibit 99.1

Hi everyone,

My name is Courtnie Baek and I am an Investor Relations Associate here at Masterworks.

I am pleased to announce our latest offering, a painting by the contemporary Japanese artist, Yayoi Kusama. In 2021, Kusama’s total auction turnover totaled nearly $180 million, ranking her tenth among all artists, and making her the most successful female artist in the world in terms of annual auction turnover.

To provide investment quality offerings by the artist, our acquisitions team has reviewed 400 examples of Kusama’s work from around the world, with a number of works priced in excess of $5 million.

This latest offering was executed in 2002 and belongs to the artist’s iconic and historically, commercially successful “Pumpkin” series. The Painting is a small-scale example from this series and features a red and black spotted pumpkin against a black and red net background.

Pumpkins of similar scale, but varying color, to the Painting have performed well at auction in recent years. As of December 2022, the average price realized for Pumpkins by Kusama, which are smaller than 12 by 12 inches, increased from approximately $240,000 in 2019 and 2020 to approximately $730,000 in 2022 - a 136% increase. In March of 2022, “Pumpkin (TOWSSO)” (2006), a yellow pumpkin on black background, set the auction record for Pumpkins smaller than 12 by 12 inches, when it sold for $1.1 million at Christie’s, London.

Between November 2007 to November 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 32.1%.